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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   FORM 12B-25

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                                                             SEC FILE NUMBER
                                                                 0-22971

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                                                              CUSIP NUMBER
                                                               989497 10-2

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                           NOTIFICATION OF LATE FILING

                                  (Check One):

[ ]  Form 10-K and Form 10-KSB    [ ] Form 20-F   [ ] Form 11-K    [X] Form 10-Q
                                  and [ ] Form 10-QSB    [ ] Form N-SAR
     For Period Ended:        March 31, 1998
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     [X] Transition Report on Form 10-K
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR
     For the Transition Period Ended:      September 30, 1998
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     Read Attached Instruction Sheet Before Preparing Form. Please Print or
     Type.
     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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  If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I - REGISTRANT INFORMATION
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  Full Name of Registrant:  ZEROS USA, Inc.

  Former Name if Applicable
                    507 North Belt East, Suite 550
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     Address of Principal Executive Office (Street and Number)
                    Houston, Texas 77060
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     City, State and Zip Code


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PART II - RULES 12B-25 (b) AND (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) [Paragraph 23,047], the following should be completed. (Check box if appropriate)

[X]         (a) The reasons described in reasonable detail in Part III of this
      |         form could not be eliminated without unreasonable effort or
      |         expense;
      |
[ ]   |     (b) The subject annual report, semi-annual report, transition report
      |         on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof
      |         will be filed on or before the fifteenth calendar day following
      |         the prescribed due date; or the subject quarterly report or
      |         transition report on Form 10-Q, or portion thereof will be filed
      |         on or before the fifth calendar day following the prescribed due
      |         date; and
      |
[ ]   |     (c) The accountant's statement or other exhibit required by Rule
                12b-25(c) has been attached if applicable.

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PART III - NARRATIVE
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The reason for which this change is necessary is because of taxation implications. Therefore, we have been advised that it is necessary to change the year-end to address the tax obligation for 1998.

The year-end is September 30. The Revenue recognition issue will be resolved with the Financial Guarantee Bond that the licenses will factor pursuant to the comments received from the SEC and the tax liability will be funded.

This action taken by the Company provides the shareholders with greater financial stability, appropriate reporting of revenues and an improved asset position for the company.

Further, the company is placed in an operational basis rather than an emerging stage start-up basis.

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PART IV - OTHER INFORMATION
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         (1) Name and telephone number of person to contact in regard to this notification
             Chet Gutowsky                              (281)448-6070
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               (Name)                             (Area Code) (Telephone Number)

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                           [ ] Yes  [X] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                           [ ] Yes  [X] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         ZEROS USA, Inc. A reasonable estimate of the results cannot be made until the accounting issue with the forms are resolved
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                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date 9-23-98                                By        Chet Gutowsky
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